Tel 305 374 8500 Fax 305 789 7799	Holland & Knight LLP 701 Brickell Avenue Suite 3000 P.O. Box 015441 (ZIP 33101-5441) Miami, FL 33131 www.hklaw.com
Harvey Goldman 305 789 7506 hgoldman@hklaw.com

May 11, 2005

VIA FAX (202) 772-9205 AND FEDEX

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 26549
Attn: Mr. Ted Yu

Re:	Applied Digital Solutions, Inc. (“ADSX”)
Registration Statement on Form S-3
File No. 333-123567 (“Registration Statement”)
Filed March 24, 2005

Dear Mr. Yu:

In connection with the above-referenced Registration Statement, we transmit for filing via EDGAR Pre-Effective Amendment No. 1 to the Company's Registration Statement on Form S-3 ("Amendment No. 1") and a copy of the Settlement Agreement requested by the staff. Separately we are providing for the staff two copies of this letter and all enclosures.

We have addressed below the comments in the staff's letter dated April 21, 2005, with respect to the Registration Statement. The numbering of our responses corresponds to the numbering of the comments in the staff’s comment letter, a copy of which we enclose for the staff.

Selling Security Holders, page 16

1.	None of the selling shareholders is a broker-dealer or an affiliate of a broker-dealer.

2.
ADSX and Digital Angel Corporation (“Digital Angel”) structured the share exchange transaction this way because of (i) the selling shareholders’ of DSD Holdings A/S (“DSD Holdings”) desire to receive their consideration in ADSX common stock as opposed to Digital Angel common stock, and (ii) ADSX’s desire to increase its ownership in Digital Angel.  ADSX and Digital Angel agreed that as a result of the foregoing, a share exchange would be advantageous to both companies. As such, Section 5.1 of the Stock Purchase Agreement between ADSX and Digital Angel specifically contemplated that Digital Angel would use the ADSX shares it received in connection with the share exchange as partial consideration for the acquisition of DSD Holdings.

The requested revisions have been made on pages 16 and 17 of the Registration Statement.

3/4.
We note for the staff that because of our response to this comment, the Settlement Agreement is no longer relevant. As we told the staff, we are no longer registering the shares under the Innovative Circuits Arizona, Inc. Settlement Agreement attached hereto as Attachment A and therefore have taken out all disclosures in Amendment No. 1 relating to such settlement and the sale of such shares under such agreement.

5.	The Company has also updated Amendment No. 1 to include financial information as of March 31, 2005.

Please direct any questions or comments regarding this letter or the Registration Statement to me at 305-789-7506 or my colleague Tammy Knight at 954-468-7939.

Very truly yours,

HOLLAND & KNIGHT LLP

/s/ Harvey Goldman

Harvey Goldman

cc:   Larry Spirgel
Katherine Krebs
Scott R. Silverman

2

ATTACHMENT A

(Settlement Agreement)

3

SETTLEMENT AGREEMENT

THIS SETTLEMENT AGREEMENT (the “Agreement”) is made and entered into by and among INNOVATIVE CIRCUITS ARIZONA, INC., an Arizona corporation (“Plaintiff”) and APPLIED DIGITAL SOLUTIONS, INC., a Missouri corporation (“Defendant ”) (Plaintiff and Defendant shall sometimes be referred to herein as “the Parties”):

RECITALS

A. WHEREAS, the Parties are parties to that certain litigation pending in the Circuit Court of the 15th Judicial Circuit in and for Palm Beach County, Florida entitled Innovative Circuits Arizona, Inc., an Arizona corporation vs. Applied Digital Solutions, Inc., a Missouri corporation, and ACT Wireless Corp., a Delaware corporation, bearing case number 2003-CA-065750-AG (“the Case”);

B. WHEREAS, the Parties have agreed to settle the Case upon the terms and conditions set forth herein in order to settle their dispute, avoid the costs of litigation, and bind their peace; and

C. WHEREAS, the Parties, in agreeing to settle the Case, make no admission as to any liability in any respect and in any manner related to the Case.

NOW, THEREFORE, in consideration of the foregoing, and the mutual promises set forth herein, and other good and valuable consideration, the receipt, adequacy and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, hereby agree as follows:

    1. RECITALS. The Recitals set forth above are true and correct.

2. AGREEMENT. This Agreement shall be binding upon the Parties when the last of the Parties has executed it. Plaintiff and Defendant shall execute duplicate originals of the Agreement and each shall maintain an original.

3. STIPULATION. This Agreement shall be referred to in a Stipulation of Dismissal with Prejudice and Order of Dismissal with Prejudice executed by counsel for the Parties and submitted to the Court in connection with the Case in the forms attached hereto as Composite Exhibit “A”. The Court shall reserve jurisdiction to enforce the terms of this Agreement. However, this Agreement shall not be physically attached to the Stipulation or become part of the Case record and may only be filed of record in the event of any dispute or default hereunder.

4. THE CASE. Upon the Settlement Date (as hereinafter defined), the Plaintiffs shall file the aforesaid Stipulation of Dismissal and submit the aforesaid Order of Dismissal to the Court for entry by it.

5. SETTLEMENT DATE. The “Settlement Date” shall be the date set forth hereinabove.

6. MONETARY TERMS. As full settlement of all claims which have been filed or could have been filed in the case, Defendant shall pay Plaintiff consideration with a value of $150,000.00 as set forth hereafter:

a. On or before April 1, 2005, Defendant shall cause to be issued and registered to Plaintiff’s shareholders, David Shano and Matt Wiley, as well as Plaintiff’s counsel, Michael Addison, in equal amounts, unrestricted common shares of stock of Defendant with a total value of $150,000.00 (hereinafter the “ADS Shares”) on the date of registration of such shares, which shares shall be freely tradable;

b. In the event that on or before April 1, 2005, Defendant fails to register the ADS shares more particularly set forth in paragraph 6a herein and deliver same to Plaintiff, Plaintiff shall pay Defendant interest at the rate of 6% per annum on the sum of $150,000.00 until the date such shares are registered and delivered. Any accrued interest shall be due and payable on May 1, 2005, the date of delivery of the ADS shares or the date of any payment pursuant to paragraph 1c of the Agreement, whichever date is earlier;

c. In the event that Defendant fails to register and issue the ADS shares set forth in paragraph 6a herein on or before May 1, 2005, or make any payment when due hereunder, Defendant shall be obligated to pay Plaintiff the sum of $150,000.00. In the event that Defendant fails to pay Plaintiff said sum on or before May 5, 2005, together with all accrued interest as set forth in paragraph 6b herein, Plaintiff shall be entitled to move this Court for the entry of a Final Judgment against Defendant in the amount of $150,000.00 plus any accrued interest. At any time before the entry of such Judgment, Defendant may cure such default by making payment to Plaintiff of cleared funds in the amount of $150,000.00, plus any accrued interest, at which time the Parties will abide by the remaining provisions of the Agreement;

d. Any shares of stock issued or any payments made hereunder shall be directed to Plaintiff’s counsel, Michael C. Addison, Esq., Addison & Delano, P.A., P.O. Box 2175, Tampa, FL 33601-2175 or such other place designated in writing by Plaintiff to Defendant;

e. Plaintiff’s shareholders, David Shano and Matt Wiley, together with Plaintiff’s counsel, Michael Addison, each agree to cooperate with Defendant in procuring the registration of the ADS shares hereunder, including, but not limited to, the making of any and all representations and warranties or other disclosures required by the Securities and Exchange Commission or under all relevant securities laws and to such end, shall join in the Agreement;

f. David Shano, Matt Wiley and Michael Addison represent and warrant as follows:

(1) The ADS shares to be received hereunder by Plaintiff’s shareholders, David Shano and Matt Wiley, as well as Plaintiff’s counsel, Michael Addison, will be acquired for his own account, not as nominee or agent, for investment purposes and not with a view to, or for offer or sale in connection with directly or indirectly, any distribution in violation of the Securities Act of 1933, as amended or any other applicable securities law (the “Securities Act”) and with no intention of participating in the formulation, determination of direction of the basic business decisions of Defendant;

(2) Neither Plaintiff, David Shano, Matt Wiley nor Michael Addison is a registered broker dealer or engaged in the business of being a broker dealer;

(3) Each of David Shano, Matt Wiley and Michael Addison (i) can bear the economic risk and complete loss of his investment in the ADS shares and he has such knowledge and experience in financial or business matters that he is capable of evaluating the merits and risks of the investment contemplated hereby, and (ii) that there may be material adverse nonpublic information regarding Defendant that could affect the value of the ADS shares;

(4) Each of Plaintiff, David Shano, Matt Wiley and Michael Addison have had access to such financial and other information concerning Defendant and the ADS shares as it or he deems necessary in order to make a decision regarding the settlement consideration to be received hereunder, including an opportunity to ask questions of and receive information from management of Defendant;

(5) Each of Plaintiff, David Shano, Matt Wiley and Michael Addison is an accredited investor as defined in Rule 501(a) of Regulation D, as amended, under the Securities Act.

g. There shall be no prepayment penalty for any early registration of stock or payments made hereunder by Plaintiff.

7. NON-MONETARY TERMS.

a. Upon performance of all terms and conditions hereunder, Plaintiff, together with Plaintiff’s shareholders, David Shano and Matt Wiley and Defendant shall exchange mutual general releases in the form attached hereto as Composite Exhibit “B” and incorporated herein by reference.

8. MISCELLANEOUS CLAUSES.

a. Additional Efforts. The Parties shall take all necessary steps to effectuate the intent of this Agreement.

b. Confidentiality and Nondisparagement. The Parties, together with their agents, employees, officers, directors and representatives, including David Shano and Matt Wiley, shall keep confidential all terms contained herein and shall not disclose same to any parties other than their attorneys except upon any default or dispute hereunder as set forth herein, pursuant to any process or order of any Court or governmental entity, agency or authority or by operation of any laws of any Court in the United States or rules and regulations of any governmental entity, agency or authority. The Parties, joined by David Shano and Matt Wiley, shall not make any disparaging comments or statements or publish any derogatory information about each other to third parties. Inasmuch as damages for such conduct may not be ascertainable, either Party may apply to the Court having jurisdiction hereof for the entry of an injunction to insure compliance with this provisions of the Agreement.

c Notices. Any and all notices, designations, consents, offers, acceptances, or any other communication provided for herein, shall be given in writing and delivered via facsimile and by certified or registered mail, return receipt requested, with postage prepaid, or personally delivered and receipt thereof acknowledged in writing, as follows:

	(1)	To:	Innovative Circuits Arizona, Inc.
130 North Pasadena Street
Gilbert, AZ 85233
Telephone: (480) 497-6681
Facsimile: (480) 497-8366

With a copy to:			Michael C. Addison, Esq.
Addison & Delano, P.A.
P.O. Box 2175
Tampa, FL 33601-2175
Telephone: (813) 223-2000
Facsimile: (813) 228-6000

	(2)	To:	Applied Digital Solutions, Inc.
c/o Michael Krawitz, Esq.
1690 S. Congress Avenue, Suite 200
Delray Beach, FL 33445
Telephone: 561-805-8006
Facsimile: 561-805-8001

With a copy to:			Andrew M. Dector, Esq.
Shapiro, Blasi & Wasserman, Esq.
Corporate Centre at Boca Raton
7777 Glades Road, Suite 110
Boca Raton, FL 33434
Telephone: (561) 477-7800
Facsimile: (561) 477-7722

d. Binding Effect. This Agreement shall be binding upon the Parties hereto and their heirs, administrators, legal representatives, successors and assigns.

e. Parties Bound. Nothing herein expressed or implied is intended to confer upon any person, other than the Parties hereto and their heirs, administrators, legal representatives, successors, assigns, and transferees, any rights, remedies, obligations, or liabilities under or by reason of this Agreement.

f. Right to Counsel. The Parties enter into this Settlement Agreement freely and voluntarily and acknowledge that they have had an opportunity to consult with counsel, whether or not such consultation has taken place.

g. Entire Agreement. This Agreement supersedes all prior agreements among any of the Parties hereto with respect to the subject matter hereof and contains the entire Agreement among the Parties with respect to its subject matter.

h. Amendments. This Agreement may not be amended or supplemented and no provision hereof may be modified or waived except by an instrument in writing approved and signed by all of the Parties hereto.

i. Waivers. No waiver of any provision hereof by any party shall be deemed a waiver by any other party nor shall any such waiver be deemed a continuing waiver of any matter by such party.

j. Construction. This Agreement shall be construed and governed by the laws of the State of Florida and venue shall lie in Palm Beach County, Florida, in the event of any dispute arising hereunder.

k. Severability. The invalidity or unenforceability of any particular provision of this Agreement under the laws of any jurisdiction (i) shall not affect the other provisions hereof, and this Agreement shall be construed in all respects as if such invalid or unenforceable provision had been omitted and (ii) shall not affect the validity or enforceability of such provision under the laws of any other jurisdiction.

l. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same Agreement which shall be binding on all of the Parties hereto, notwithstanding that all of the Parties are not signatories to the original or the same counterpart hereof.

m. Headings. All section headings herein are for convenience of reference only and are not part of this Agreement, and no construction or inference shall be derived therefrom.

n. Gender. Wherever the masculine singular form of the pronoun is used in this Agreement, it shall be construed to mean the masculine, feminine, or neuter, singular or plural, where the context so requires.

IN WITNESS WHEREOF, the Parties have executed and delivered this Agreement as of the date first above written.

ADDISON & DELANO, P.A.
Attorneys for Plaintiff Innovative Circuits
P.O. Box 2175
Tampa, FL 33601-2175
(813) 223-2000
Fax: (813) 228-6000

By:	/s/ Michael C. Addison
MICHAEL C. ADDISON
Florida Bar No. 0145579

INNOVATIVE CIRCUITS OF ARIZONA, INC.

By:	/s/ David Shano
David Shano, President

Dated this _____ day of January, 2005.
SHAPIRO, BLASI & WASSERMAN, P.A.
Attorneys for Defendant Applied Digital
7777 Glades Road, Suite 110
Boca Raton, FL 33434
(561) 477-7800
Fax: (561) 477-7722

By:	/s/ Andrew M. Dector ANDREW M. DECTOR
Florida Bar No. 434876

APPLIED DIGITAL SOLUTIONS, INC.

By:	/s/ Michael Krawitz
Michael Krawitz, Executive Vice President

Dated this 10th day of January, 2005.

JOINDER

DAVID SHANO, individually and MATT WILEY, individually hereby agree to be bound by paragraphs 6e, 7a and 8b of this Settlement Agreement.

/s/ David Shano
David Shano, individually

/s/ Matt Wiley
Matt Wiley, individually

Dated this    4    day of January, 2005.

MICHAEL ADDISON, individually, hereby agrees to be bound by paragraphs 6e and 6f of this Settlement Agreement.

/s/ Michael Addison
Michael Addison, individually

Dated this     5   day of January, 2005.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

[U.S. SECURITIES EXCHANGE COMMISSION LOGO]
          DIVISION OF
CORPORATION FINANCE

            April 21, 2005

Mail Stop 0407

Scott R. Silverman
Chairman and Chief Executive Officer
Applied Digital Solutions, Inc.
1690 South Congress Avenue, Suite 200
Delray Beach, Florida 33445

Re:        Applied Digital Solutions, Inc.
Registration Statement on Form S-3
File No. 333-123567
Filed March 24, 2005

Dear Mr. Silverman:

We have reviewed your filing with respect to the terms of the offering and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

*****

Form S-3

Selling Security Holders, page 16

1.	In your response letter, please tell us whether any of the selling shareholders is a broker-dealer or an affiliate of a broker-dealer.

Applied Digital Solutions, Inc.

2.
DSD Holdings A/S, page 16. Your disclosure and Section 5.1 of the Stock Purchase Agreement indicate the purpose of the share exchange was to allow Digital Angel to use Applied Digital stock as consideration for the acquisition of DSD Holdings A/S. In your response letter, please explain to us why the parties structured the acquisition of DSD Holdings in this manner. In addition, please expand your disclosure to explain how the $3.5 million value of the share exchange was calculated.

3.
Innovative Circuits Arizona, Inc., page 17. Please expand your disclosure of the facts regarding the litigation and settlement involving Innovative Circuits Arizona, Inc. Please provide us with copies of the settlement agreement with Innovative Circuits Arizona. We may have additional comments after reviewing the agreement.

4.
From your disclosure and the legality opinion, it does not appear that the shares being registered for resale in connection with the settlement of the Innovative Circuits Arizona litigation were issued prior to the filing of the registration statement. In your response letter, tell us why you believed it was appropriate to file a registration statement registering the resale of the shares prior to their issuance. Also tell us whether and when you have issued the 38,000 shares to Messrs. Shano, Wiley, and Addison. In this regard, we note that the shares were to have been issued on or before April 1, 2005. Clarify what you mean by your reference to a requirement to issue “registered shares” to Messrs. Shano, Wiley, and Addison.

*****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

Applied Digital Solutions, Inc.

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Ted Yu at (202) 824-5684, Kathleen Krebs, Special Counsel, at (202) 942-1977, or me at (202) 942-1990 with any questions.

                Sincerely,

                /s/ Kathleen Krebs

                for Larry Spirgel
                Assistant Director

Cc   Harvey Goldman
Holland & Knight LLP